UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 20, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         KPN to acquire Tele2 / Versatel Belgium, dated 20 August 2007;

•                                         Progress on share repurchase program KPN, dated 20 August 2007.

Press release

KPN to acquire Tele2 / Versatel Belgium	Date 20 August 2007

Number 060pe

KPN announces today that it’s wholly owned subsidiary KPN Mobile International B.V. has entered into an agreement with Versatel Telecom International N.V. and Versatel Nederland B.V., for the acquisition of Tele2 Belgium N.V. and Versatel Belgium N.V. (together “Tele2 Belgium”) for a consideration of Euro 95 million on a debt and cash-free basis.

This acquisition will allow KPN’s mobile subsidiary BASE to further expand its regional distribution reach in Belgium, while driving further revenue growth through cross-selling and up-selling opportunities, which will also include bundled product offers. Tele2’s substantial residential subscriber base in specific regions and its deeply rooted position in the B2B market, will allow BASE to expand and grow its presence in Belgium as a result of this acquisition.

Commenting on the transaction Stan Miller, Member of the Board of KPN and CEO of its International activities said:

“Over the last 5 years, BASE has become the leading challenger mobile company in Belgium and Europe in terms of growth and margin. It has increased its market share from less than 10% to more than 22%. Through this acquisition along with the recently announced purchase of Allo Telecom, I am confident that BASE now has the distribution and sales capability to continue to grow its business in Belgium in a profitable way. I believe that fixed-mobile substitution together with bundled broadband offerings will provide BASE with a competitive advantage. BASE will continue to grow its mobile and broadband offerings through partnerships, which remain a core part of its strategy.”

KPN intends to run Tele2 Belgium independently from BASE. The transaction is subject to approval from the Belgian competition authorities. Lazard acted as financial advisor to KPN on this transaction.

About Tele2 Belgium

Tele2 Belgium offers voice, internet and data services to residential, business and carrier customers. Tele2 Belgium operates its own DSL infrastructure with a fibre backbone of 1,800km across Belgium. At the end of the second quarter of 2007, Tele2 Belgium reported 131,000 residential and business DSL lines (including dual play “Tele2 ALL IN”) and 190,000 residential CPS subscribers. The company also offers telecom solutions to more than 9000 B2B customers ranging from large corporations to SME’s, and to 70 carrier and reseller customers who benefit from the extensive infrastructure deployed originally by Versatel Belgium. In 2006, Tele2 Belgium’s pro forma net sales amounted to Euro 162.4 million. The Company currently has approximately 180 employees.

Press release

Progress on share repurchase program KPN	Date 20 August 2007

Number 061pe

On 14 August 2007, KPN announced an acceleration of its current € 1 bn share repurchase program, in order to benefit from lower share price levels. Further to this statement, KPN announces that, during the week of 13 to 17 August 2007, it has repurchased 20,625,000 KPN ordinary shares at an average price of EUR 11.30. To date, approximately 81.2% of the repurchase program has been completed.  The share repurchase program started on 7 February 2007 and was initially intended to run through 31 December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 21, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel